June 15, 2005

John Fieldsend, Esq.

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re: Alliance Recovery Corporation (“ARC”)
Amendment No. 4 to Registration Statement on Form SB-2
File No. 333-121659
Filed on June 15, 2005

Dear Mr. Fieldsend:

The following is in response to the verbal questions that you discussed with me regarding ARC’s SB-2 registration statement and have been addressed in Amendment No. 4 to Form SB-2 filed June 15, 2005:

1.       In this amended filing it appears that your registration statement fee table and your Selling Shareholder table are inconsistent. We note that in your fee table, you state that you are registering 6,805,858 shares. However, your Selling Shareholder table states that your shareholders are selling 6,805,658, shares. Please revise or advise.

ANSWER: In Amendment No. 4 to Form SB-2, we have changed the total shares to be registered on the registration fee table to 6,805,658 which is the correct amount.

2.       It appears that the second-line entry in this amendment’s fee table, 2,436,502, increases the number of shares you are registering by 182,573 from your original and first amendment to the registration statement. Please tell us why those securities were not in the prior versions of the registration statement. Further, based upon the Selling Shareholder table on page 39 and Footnote 1 of that table, it appears that you have doubled the amount of shares you are registering on behalf of 1451624 Ontario, Inc. by an additional 382,573 shares. If this is correct, please tell us when the sale of the additional securities to 1451624 Ontario, Inc. was completed, providing us with all the relevant facts and dates. Otherwise, please revise or advise.

ANSWER: In Amendment No. 1 to Form SB-2, the table portrays 1451624 Ontario, Inc.'s ("Ontario") 382,573 shares as included in the total of 3,742,712 (total in selling security holder table). In actuality, this amount represents the total excluding Ontario's amount. Amendment No. 1 actually contained two line entries for Ontario of 382,573 shares, or an aggregate of 765,146 shares. In Amendment No. 2, we increased Ontario's bottom line entry to 765,146 shares (the correct aggregate amount) but forgot to delete the top line entry of 382,573 shares. This remained the same in Amendment No. 3. In Amendment No. 4, we finally corrected Ontario's amount of shares being registered by deleting the top line entry with Ontario's 382,573 shares and keeping the amount of 765,146 shares for Ontario. The difference in the total amount of shares in Amendment No. 3 (6,805,658) and Amendment No. 1 (6,423,085) is this precise amount, 382,573. The amount of 6,805,658 for selling security holder shares and 765,146 for Ontario are the correct amounts.

3. The financial statements must be updated.

ANSWER: In Amendment No.4 to Form SB-2, we have added the March 31, 2005 reviewed financial statements. We have also updated all relevant disclosure to account for the addition of the March 31, 2005 financial statements.

Very truly yours,

ANSLOW & JACLIN, LLP

BY: s/s Anslow & Jaclin, LLP

ANSLOW & JACLIN, LLP